August 28, 2007

United States Securities and Exchange Commission
Kevin Woody
Washington, D.C. 20549

RE:	Homelife, Inc.
Form 10-KSB for the year ended May 31, 2005
File no. 000-30424

Dear Sir:

This letter is in response to your letter dated March 5, 2007 following up on our response you a previous comment letter. Management has prepared this letter with review of our accounting firm Rotenberg & Co. LLP.

Form 10KSB for the year ended May 31, 2005

Consolidated Balance Sheets, page 2

1.	We note your response to out prior comment numbers one and two. Based on our conference call on March 1, 2007, supplementally tell us the following, in sufficient detail:
•	The allocation goodwill to each of the identifiable intangible assets (e.g., contracts, trademarks, names) has it been done at the time of adopting SFAS 141 in accordance with paragraph 61;
•	The useful lives of each separately identifiable intangible asset and the basis for those lives.
•
The amount of amortization expense that would have been recorded in accordance with paragraph 12 of SFAS 142 in prior periods and in the current year, up to and including the quarter ended November 30, 2006 for identifiable intangible assets.

Management Response

Yes, purchase price was allocated to each identifiable asset in accordance with paragraph 61 of SFAS 141. The assets identified and their useful lives are as follows:
•	Printed Material	5 years
•	Franchise Trademark	20 years
•	Organization Costs	5 years
•	Artwork	20 years
These useful lives were based on common contractual lives and common business practices. The total amortization expense that had been recorded on these assets through the quarter ended November 30, 2006 was $106,462 on organization costs and $685,687 on intellectual assets.

Management is confident we have answered your concerns in this letter and welcome any further comments you might have.

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated bythe Commission or any person under federal securities laws of the United States.
Sincerely:

Management Audit Committee